SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                    Central Termoelectrica Buenos Aires S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                  Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                   The William P. Rogers Building
South Church Street                          2001 K Street, NW
Georgetown, Grand Cayman                     Washington, DC  20006-1001
Cayman Islands, BWI                          Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Central Termoelectrica Buenos Aires S.A. ("CTBA"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Central Termoelectrica Buenos Aires S.A.
          Avenida Espana
          (C1107 ANA)
          Ciudad Autonoma de Buenos Aires
          Republica Argentina

     CTBA owns and operates a 200 MW combined cycle gas turbine generator located on a site being leased from Central Costanera, S.A. ("Costanera") near Buenos Aires, Argentina. SCP intends to own indirectly a 10.87% interest in CTBA as follows: (a) a 7.81% interest through Entergy Power CBA Holding Limited, a FUCO under the Act, and (b) a 3.06% interest held through its indirect interest in Costanera, which is also a FUCO.

     To SCP's knowledge, the following persons (other than SCP's proposed ownership interest) own a 5% or more voting interest in CTBA: (a) Endesa Argentina S.A., (26.69%); and (b KLT Power (Bermuda) Ltd. (7.81%).

Item  2.  Domestic  Associate   Public-Utility   Companies  of  CTBA  and  their
Relationship to CTBA.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of CTBA within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.


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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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